Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 27, 2023 relating to the

Preliminary Prospectus Supplement dated July 27, 2023

to Prospectus dated April 26, 2022

Registration Statement No. 333-264493

Pricing Term Sheet

$750,000,000 4.875% Senior Notes due 2029

$1,250,000,000 4.875% Senior Notes due 2034

Issuer:	Waste Management, Inc.
Guarantor:	Waste Management Holdings, Inc.
Ratings:*	Moody’s: Baa1 S&P: A- Fitch: BBB+
Trade Date:	July 27, 2023
Settlement Date:**	T+5; August 3, 2023
Principal Amount:	2029 Notes: $750,000,000 2034 Notes: $1,250,000,000
Maturity Date:	2029 Notes: February 15, 2029 2034 Notes: February 15, 2034
Coupon:	2029 Notes: 4.875% 2034 Notes: 4.875%
Benchmark Treasury:	2029 Notes: 4.000% due June 30, 2028 2034 Notes: 3.375% due May 15, 2033
Benchmark Treasury Price and Yield:	2029 Notes: 98-26 1/4 / 4.268% 2034 Notes: 94-28+ / 4.010%
Spread to Benchmark Treasury:	2029 Notes: +75 basis points 2034 Notes: +105 basis points
Yield to Maturity:	2029 Notes: 5.018% 2034 Notes: 5.060%
Price to Public:	2029 Notes: 99.314% of face amount 2034 Notes: 98.502% of face amount
Net Proceeds (before expenses):	$1,965,380,000

Interest Payment Dates:	2029 Notes: Semi-annually on February 15 and August 15, commencing on February 15, 2024 2034 Notes: Semi-annually on February 15 and August 15, commencing on February 15, 2024
Optional Redemption:

2029 Notes: Prior to January 15, 2029 (one month prior to the maturity date), the 2029 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on January 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after January 15, 2029 (one month prior to the maturity date), the 2029 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

2034 Notes: Prior to November 15, 2033 (three months prior to the maturity date), the 2034 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on November 15, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after November 15, 2033 (three months prior to the maturity date), the 2034 Notes are redeemable at the option of the issuer, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	2029 Notes: 94106L BV0 / US94106LBV09 2034 Notes: 94106L BW8 / US94106LBW81
Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

CastleOak Securities, L.P.

CAVU Securities, LLC

Loop Capital Markets LLC

Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

** The issuer expects delivery of the notes will be made against payment therefor on or about August 3, 2023, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated July 27, 2023. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Barclays Capital Inc. toll-free at 1-888-603-5847; (2) BofA Securities, Inc. toll-free at 1 (800) 294-1322; (3) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; (4) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; or (5) Scotia Capital (USA) Inc. toll-free at 1 (800) 372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.